Exhibit 17.1

Martin Hale, Jr.

September 26, 2006

Mr. Mel Brashears

Chairman

Irvine Sensors Corporation

3001 Redhill Avenue

Building 3, Suite 108

Costa Mesa, CA 92626-4526

Dear Mel:

I hereby resign as a director of Irvine Sensors Corporation and, to the extent applicable, as a director of each of its subsidiaries. I also hereby resign from each committee of these bodies of which I am a member. The foregoing resignations are effective immediately.

I am truly sorry that we have had such substantial differences of opinion regarding the appropriate steps required to build this Company, and I do wish you and the rest of the board the best of luck in turning around the Company.

This resignation, of course, is without prejudice to any and all rights that Pequot Private Equity Fund III, L.P. or any of its affiliates (“Pequot”) may have to designate a director in the future, or any other rights and remedies Pequot or I may have.

Sincerely,

/s/ Martin Hale, Jr.
Martin Hale, Jr.

cc:	Irvine Sensors Corporation Board of Directors

Irvine Sensors Corporation: Attention Corporate Secretary